SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release dated February 22, 2011 entitled “Nortel Inversora S.A. Announces Consolidated Annual Results for the Fiscal Year Ending December 31, 2010”

Nortel Inversora S.A. Announces Consolidated Annual Results

for the Fiscal Year Ending December 31, 2010

BUENOS AIRES, Argentina, Feb. 22, 2011 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 1,004 million for the fiscal year ended December 31, 2010.

Nortel’s consolidated financial results for the fiscal year ended December 31, 2010 are substantially similar to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding-company level.

Relevant matters

The Extraordinary General Stockholders’ Meeting and the General and Special Class A Preferred Stockholders' Meeting, both of which were held on October 26, 2010, approved, among others:

•	The amendment to Article 15 of Nortel’s by-laws.

•	The election of members and alternate members of the Board of Directors and the Supervisory Committee.

Other relevant matters

The Board of Directors of Nortel Inversora submits for consideration by the next Shareholders Meeting, a proposal of:

•

Payment of dividend in cash to Class “A” shares, in an amount of AP$356 million, which has already been paid by means of the distribution of provisional dividends declared by the Board of Directors in its October 5, 2010, meeting.

•	Scheduled redemption payment of AP$200 million(*) to Class “A” preferred shares.

•	Payment of dividend in cash of AP$33 million(*) to Class “A” shares subject to scheduled redemption.

(*)	Final amounts are subject to the evolution of “CER” (coeficiente de estabilizacion de referencia).

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FISCAL YEAR ENDING DECEMBER 31, 2010

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet

	2010	2009

Current assets	3,827	2,927
Non-current assets	8,353	7,690

Total assets	12,180	10,617
Current liabilities	4,691	4,176
Non-current liabilities	1,121	936

Total liabilities	5,812	5,112
Minority interests	2,949	2,552
Total shareholders’ equity	3,419	2,953

Total liabilities and shareholders’ equity	12,180	10,617

Consolidated Income Statement

	2010	2009

Net revenues	14,679	12,226
Cost of services provided administrative and selling expenses	(11,490)	(9,468)

Operating Profit	3,189	2,758
Equity gain from related companies	—	13
Financial results, net	(18)	(331)
Other, net	(314)	(234)
Income tax	(1,010)	(797)
Minority interest	(843)	(651)

Net Income	1,004	758

Ratios

	2010	2009

Liquidity (a)	0.82	0.70
Indebtedness (b)	1.00	0.93

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third party interests.

CONTACT: Jose Gustavo Pozzi, Nortel Inversora S.A., +011-5411-4-968-3630

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: February 22, 2011	By:	/s/ José Gustavo Pozzi
Name: José Gustavo Pozzi
Title: General Manager